Prospectus Supplement
John Hancock Collateral Trust (the “Trust” or the “fund”)
Supplement dated June 27, 2024 to the current Prospectus, as may be supplemented (the Prospectus)
At its meeting held on June 25-27, 2024, the Board of Trustees of the Trust (the Board) approved a conversion of the fund from an institutional prime money market fund to a government money market fund that will continue to utilize current market-based prices to value its portfolio securities and transact at a floating net asset value (NAV) that uses four-decimal-place precision ($10.0000), effective on or about September 27, 2024 (the “Effective Date”).
Effective as of September 27, 2024, (the “Effective Date”), the following information supplements and supersedes any information to the contrary relating to the fund contained in the current Prospectus.
In connection with the Board action described above, the Prospectus is further hereby amended as follows:
1.
The following information in “Item 9. INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS” is revised and restated as follows:
(b)
Implementation of Investment Objective
The fund operates as a “government money market fund” in accordance with Rule 2a-7 under the Investment Company Act of 1940, as amended, and is managed in the following manner:
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under normal market conditions, the fund invests at least 99.5% of its total assets in cash, U.S. Government securities and/or repurchase agreements that are fully collateralized by U.S. Government securities or cash
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U.S. Government securities include both securities issued or guaranteed by the U.S. Treasury and securities issued by entities that are chartered or sponsored by Congress but are not issued or guaranteed by the U.S. Treasury
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the fund seeks to utilize current market-based prices to value its portfolio securities and transact at a floating net asset value (NAV) that uses four-decimal-place precision ($10.0000)
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the fund invests only in U.S. dollar-denominated securities
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the fund buys securities that have remaining maturities of 397 days or less (as calculated pursuant to Rule 2a-7)
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the fund maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life to maturity of 120 days or less Unlike the fund’s dollar-weighted average maturity, the fund’s dollar-weighted average life is calculated without reference to the reset dates of variable rate debt obligations held by the fund.
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the fund must meet certain other criteria, including those relating to maturity, liquidity and credit quality
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as a government money market fund, the fund is not subject to liquidity fees or redemption gates, although the fund’s Board of Trustees may elect to impose such fees or gates in the future.
The fund, at the time of investment, will have at least 25% of its assets in cash, direct obligations of the U.S. government or securities readily convertible to cash within one business day. The fund, at the time of investment, will have at least 50% of its assets in cash, direct obligations of the U.S. government, including certain government agency securities issued at a discount with remaining maturities of 60 days or less, and securities readily convertible to cash within five business days.
In pursuing its investment objective and implementing its investment strategies, the fund will comply with Rule 2a-7.
Pursuant to Rule 2a-7, the fund is designated as a “government” money market fund and has determined to utilize current market-based prices to value its portfolio securities and transact at a floating net asset value (NAV) that uses four-decimal-place precision ($10.0000). Because the share price of the fund will fluctuate, when a shareholder sells its shares, they may be worth more or less than what the shareholder originally paid for them. Accordingly, a shareholder may recognize capital gain or loss for federal income tax purposes upon the redemption of fund shares.
You could lose money by investing in the fund. Because the share price of the fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them. An investment in the fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The fund's sponsor is not required to reimburse the Fund for losses, and you should not expect that the sponsor will provide financial support to the fund at any time, including during periods of market stress.
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You should read this supplement in conjunction with the Prospectus and retain it for your future reference.